Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands except for per share amounts)

	Three months Ended April 30,		Nine months Ended April 30,
	2010	2009	2010	2009
Net income available to stockholders	$ 2,586	$ 2,416	$ 7,042	$ 7,034
Less: Distributed and undistributed earnings allocated to nonvested stock	(7)	(10)	(23)	(36)
Earnings available to common shareholders	$ 2,579	$ 2,406	$ 7,019	$6,998
Shares Calculation
Average shares outstanding – Basic Common	5,245	5,149	5,215	5,136
Average shares outstanding – Basic Class B Common	1,897	1,880	1,889	1,872
Potential Common Stock relating to stock options	167	158	181	185
Average shares outstanding – Assuming dilution	7,309	7,187	7,285	7,193
Net Income Per Share: Basic Common	$ 0.39	$ 0.37	$ 1.06	$ 1.07
Net Income Per Share: Basic Class B Common	$ 0.29	$ 0.27	$ 0.80	$ 0.80
Net Income Per Share: Diluted	$ 0.35	$ 0.33	$ 0.96	$ 0.97